

May 10, 2012

Via E-mail
Frank M. Moratti
Company Secretary and General Counsel
Sims Metal Management Limited
110 Fifth Ave, Suite 700
New York, NY 10011

> **Re:** **Sims Metal Management Limited**
> **Form 20-F**
> **Filed October 14, 2011**
> **File No. 1-33983**

Dear Mr. Moratti:

We have reviewed your response dated April 27, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2011

Results of Operations, page 33

1.   We have reviewed your response to comment 1 in our letter dated April 17, 2012 noting that you believe your "Sales by Product Group" disclosures on page 38 quantify the impact on your revenues of changes in prices and volumes. However, we continue to believe that these disclosures do not fully explain the underlying factors behind the changes in your revenues. For example, for ferrous sales you indicate that sales volume and average selling prices both increased, and based on the information disclosed it appears that the combined effect of these increases was to increase ferrous revenue by approximately 21%. However, you also disclose that there was an adverse impact from foreign exchange rates, and that the total change in ferrous revenue was an increase of 21%. Based on this information, the extent of the adverse effect from exchange rates is unclear, and it is unclear what additional factors offset the impact of the exchange rates

such that the total change in revenues equaled the change from volume and prices alone. As another example, you indicate that non-ferrous sales increased as a result of increases in sales volume and prices, partially offset by an adverse change in exchange rates. However, while you have quantified the change in sales volumes, you have not quantified the change in either average sales price or exchange rates. We further note that while your disclosures indicate that changes in exchange rates impacted revenues for each product group, you have not quantified the impact of these changes for any product group. Accordingly, we again request that you <u>clearly quantify</u> in future filings the extent to which changes in your revenues are attributable to changes in prices, volumes, acquisitions, exchange rates, or any other factors that had a significant impact on your results.

<u>Financial Statements for the Fiscal Year Ended June 30, 2011, page F-1</u>

<u>Notes to the Consolidated Financial Statements, page F-7</u>

<u>General</u>

2.   We have reviewed your response to comment 3 in our letter dated April 17, 2012 and have the following comments:

- We are still unclear how the disclosures referenced in your response adequately address the disclosure requirements of paragraphs 125 through 133 of IAS 1, particularly given the disclosure examples in paragraph 129(b) and (c). It remains unclear how your inventory, taxation, share-based payment, and defined benefit plan disclosures sufficiently quantify or analyze the impact of critical accounting estimates on your financial statements for the periods presented. Please revise future filings to provide disclosures similar to paragraph 129, or clearly explain to us why these disclosures are not applicable to you.

- It remains unclear to us how your current disclosures meet the objectives of Section V of our Release No. 33-8350. Your current disclosures merely state that you have made judgments and assumptions that could change in the future. Our Release indicates that "companies should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." If you modify the disclosures within your financial statements to comply with the guidance in both IAS 1 and our Release No. 33-8350, we would not object to your MD&A disclosure consisting of a cross-reference to the similar disclosure within your financial statements. However, if your financial statement disclosure continues to significantly differ from the guidance in our Release, you should revise your MD&A disclosure to provide disclosure that is responsive to our Release.

Note 1 – Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

3.   We have reviewed your response to comment 4 in our letter dated April 17, 2012; however, we believe that your disclosures on this matter remain unclear. Please explain to us in detail what is meant by your reference to "various inventory systems" on page F-8. If this disclosure is not intended to indicate that you utilize more than one cost formula, please revise your disclosures to clarify the meaning. Otherwise, please tell us and disclose the accounting policies adopted in measuring inventories, including the cost formulas used. Also disclose the extent to which you use the specific identification, FIFO, and/or weighted average cost formulas and the reasons why you apply different methodologies to different products, or tell us why such disclosures would not be useful to investors.

Note 13 – Goodwill, page F-41

4.   We have reviewed your response to comment 5 in our letter dated April 17, 2012. We note that you centralized responsibility for commercial decisions in North America during fiscal 2011, the six CGU's "no longer had control over the sale and purchase of their products," and that cash flows came under common control and management of the North America Metals CGU. Although we note that management has been centralized for these CGU's, the extent to which the cash inflows of one of these former CGU's is dependent upon the cash inflows of another of these former CGU's remains unclear from your response. Please explain this to us in detail. Your response should include a description of the products or services produced by each of the six former CGU's, a discussion of whether an active market exists for any or all of these outputs, a discussion of the extent to which you use internal transfer pricing between these six former CGU's, a description of the extent to which these six former CGU's are aggregated in the internal reports reviewed by the management of North America Metals, and a clear description of your ability to curtail the operations of any one of these former six CGU's and the anticipated resulting impact on the remaining former CGU's.

Form 6-K filed February 17, 2012

Exhibit 99.1 Press Release

5.   We have reviewed your response to comment 10 in our letter dated April 17, 2012 and
        have the following additional comments:

•   Considering that you appear to have filed your Form 20-F around the same time that
        you recorded a material $614 million goodwill impairment charge, please clarify why
        there were no disclosures in your Form 20-F describing your increasing risks of
        recording an impairment of your goodwill. Your generic risk factor disclosures
        conveying that impairments of goodwill and other intangible assets theoretically
        could occur do not adequately convey whether any of your CGU's had a recoverable
        amount that was not substantially in excess of its carrying amount at your fiscal year
        end. Please refer to the disclosure requirements of Item 5D of Form 20-F. It is
        unclear to us how this goodwill impairment could not have been <u>reasonably likely</u>
        before you filed your Form 20-F.

•   To assist us in better understanding this matter, tell us the date of the goodwill
        impairment test which resulted in the recognition of this $614 million impairment,
        and explain to us how circumstances and your estimates and assumptions changed
        from June 30, 2011 to the filing date of the Form 20-F, and how they further changed
        up to the date of your recent impairment test.

•   In future Forms 20-F, please confirm you will disclose clearly whether any CGU is at
        risk of goodwill impairment. Please note that a CGU is at risk of impairment if it has
        a recoverable amount that is not substantially in excess of the carrying amount. Even
        if the annual impairment test did not identify any at risk CGU's, we still expect that
        the impact of any events subsequent to the test, such as significant revisions to cash
        flow forecasts, significant declines in market capitalization, or a worsening economic
        environment, should be clearly highlighted for investors if it becomes reasonably
        likely that these could lead to impairment. Going forward, if no CGU's are at risk
        based on your most recent impairment test, please confirm you will disclose this to
        your readers as we believe it provides them with valuable information in assessing the
        sensitivity of your goodwill to future impairment. Alternatively, if a CGU is at risk
        of failing the impairment test and a material impairment charge could occur, please
        confirm you will disclose the following:

        o   The percentage by which the recoverable amount exceeded the carrying
                value as of the date of the most recent test;

        o   The amount of goodwill allocated to the CGU;

> o   A description of the methods and key assumptions used and how the key assumptions were determined;
>
> o   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
>
> o   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief